UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

HAIGHTS CROSS OPERATING COMPANY
(Name of Applicant)

10 New King Street, Suite 102
White Plains, NY 10604
(Address of Principal Executive Office)

SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount
Floating Rate Second Priority Secured Subordinated Notes Due 2014	$80,000,000 Aggregate Original Principal Amount

Approximate date of proposed public offering:
As soon as practicable after the date of this Application for Qualification.

Paul Crecca, President and Chief Executive Officer
Haights Cross Operating Company
10 New King Street, Suite 102
White Plains, NY 10604
(914) 289-9400
(Name and address of Agent for Service)

With copies to:

Philip J. Flink, Esq.
Brown Rudnick LLP
One Financial Center
Boston, Massachusetts 02111

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

GENERAL

1.	General Information

(a)	Haights Cross Operating Company (the “Company” or “HCOC”) is a corporation.

(b)	The Company was organized under the laws of the State of Delaware.

2.	Securities Act Exemption Applicable

The Company’s Floating Rate Second Priority Secured Subordinated Notes Due 2014 (the “New Second Lien Notes”), the securities to be issued pursuant to the indenture to be qualified (the “Indenture”, a form of which is attached hereto as Exhibit T3C), are being offered to certain existing holders (the “Existing Holders”) of the Company’s outstanding 11 ¾% Senior Notes Due 2011 (the “Old Notes”) pursuant to Haights Cross Communications, Inc.’s (“Haights Cross Communications”) solicitation of votes (the “Solicitation”) with respect to the Joint Prepackaged Plan of Reorganization (the “Plan”) of Haights Cross Communications, the Company, Recorded Books, LLC, Triumph Learning, LLC and SNEP, LLC (the “Prospective Debtors”) under chapter 11 of title 11, United States Code (the “Bankruptcy Code”). The Solicitation is being made pursuant to the Disclosure Statement dated December 4, 2009 (the “Disclosure Statement”) of the Prospective Debtors.

The New Second Lien Notes, along with shares of common stock of Haights Cross Communications, certain cash proceeds relating to a rights offering, if any, and certain cash, if any, are proposed to be offered for exchange by the Company with its Existing Holders exclusively for outstanding Old Notes of the Company (the “Exchange Offer”). Accordingly, the Solicitation is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof. There will not be any sales of securities of the same class as the New Second Lien Notes by the Company or by or through an underwriter at or about the same time as the transaction for which the exemption is claimed. The Company will not make any payments to brokers, dealers or other persons soliciting acceptance of the Exchange Offer.

Neither the Company, Haights Cross Communications, nor any of the Company’s direct or indirect subsidiaries has any contract, arrangement or understanding relating to, and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent or any other person for soliciting votes to accept or reject the Plan or for soliciting any exchanges of Old Notes. In addition, none of our financial advisors nor those to the Plan Support Parties (as defined in the Disclosure Statement), and no broker, dealer, salesperson, agent or any other person, has been engaged or authorized to express any statement, opinion, recommendation or judgment with respect to the relative merits and risks of the Solicitation or the Plan (and the transactions contemplated thereby).

The Company will, however, pay the reasonable and customary fees and out-of-pocket expenses of the voting agent, information agent, the indenture trustee for the Old Notes, and legal, accounting, financial advisory and related fees and expenses. The Company may also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses incurred in forwarding copies of the Disclosure Statement and related documents to the beneficial owners of Old Notes, and in handling or forwarding votes for the Plan. No participating holder has made or will be requested to make any cash payment to the Company in connection with the Solicitation.

AFFILIATIONS

3.        Affiliates

The following is a list of affiliates of the Company as of the date hereof and upon consummation of the Plan.

Company Name	Jurisdiction of Formation	Owner	Percentage
Haights Cross Communications, Inc.	DE	Private investors	100.0%

Haights Cross Operating Company	DE	Haights Cross Communications, Inc.	100.0%

Triumph Learning, LLC	DE	Haights Cross Operating Company	100.0%

Recorded Books, LLC	DE	Haights Cross Operating Company	100.0%

SNEP, LLC	DE	Haights Cross Operating Company	100.0%

W F Howes Limited	United Kingdom	Recorded Books, LLC	100.0%

Wavesound Pty Ltd	Australia	Recorded Books, LLC	100.0%

Certain directors and executive officers of the Company listed in Item 4 below may also be deemed affiliates of the Company by virtue of their respective positions with the Company.

MANAGEMENT AND CONTROL

4.        Directors and Executive Officers

The following table lists the names of all directors and executive officers of the Company as of the date hereof. The mailing address of each director and executive officer is: c/o Haights Cross Operating Company, 10 New King Street, Suite 102, White Plains, New York, 10604.

Name	Office
Paul J. Crecca	Director, Chief Executive Officer and President

Mark Kurtz	Senior Vice President and Chief Financial Officer

Melissa L. Linsky	Senior Vice President and Treasurer

Eugene I. Davis	Director (Chairman)

Curry E. Ford	Director

John McKenna	Director

Julie A. McGee	Director

The following table lists the names of the individuals that are expected to be the directors and executive officers of the Company as of the effective date of the Plan. The mailing address of each director and executive officer is: c/o Haights Cross Operating Company, 10 New King Street, Suite 102, White Plains, New York, 10604.

Name	Office
Paul J. Crecca	Chief Executive Officer and President

To be designated in accordance with the terms of the Plan[1]	Seven Directors

Mark Kurtz	Senior Vice President and Chief Financial Officer

Melissa L. Linsky	Senior Vice President and Treasurer

5.        Principal Owners of Voting Securities

As of the date hereof and upon consummation of the Plan:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned

Haights Cross Communications, Inc. 10 New King Street, Suite 102 White Plains, NY 10604	Common Stock, par value $0.001 per share	1,000 shares	100%

1 The identity of the individuals to serve as director will be disclosed prior to the hearing to confirm the Plan.

UNDERWRITERS

6.        Underwriters

(a) The name and complete mailing address of each person who, within three years to the date of filing this application, acted as an underwriter of any securities of the Company which were outstanding on the date of filing the application is listed below, along with the title of each class of securities underwritten by the underwriter:

Name	Address
None

(b) There is no proposed principal underwriter for the New Second Lien Notes that are proposed to be offered in connection with the Indenture that is to be qualified under this application.

CAPITAL SECURITIES

7.        Capitalization

(a) (1) The authorized and outstanding capital stock and debt securities of the Company as of the date hereof were as follows:

Title of Class	Amount Authorized	Amount Outstanding
Common stock	1,000	1,000
Credit Agreement Claims	N/A	$109,882,158	*
11-3/4% Senior Notes due 2011	N/A	$138,800,000	*
12-1/2% Senior Discount Notes due 2011	N/A	$135,000,000	*
*    Plus accrued and unpaid interest; Credit Agreement Claims as of November 30, 2009

(2) As of the effective date of the Plan, the expected authorized and outstanding capital stock and debt securities of the Company will be as follows:

Title of Class	Amount Authorized		Amount Outstanding
Common stock	1,000		1,000
Floating Rate Senior Secured Notes Due 2013	100,000,000	*	$100,000,000
Floating Rate Second Priority Secured Subordinated Notes Due 2014	80,000,000	*	$80,000,000
*    Plus accrued and unpaid interest

(b) Each share of our common stock, both prior to and subsequent to the effective date of the Plan, entitles its holder to one vote per share on all matters upon which our stockholders are entitled to vote.

INDENTURE SECURITIES

8.         Analysis of Indenture Provisions

The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein.  The Company has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change prior to its execution.  Capitalized terms used but not defined in Section 8 have the meanings assigned to them in the Indenture.

(a)          Events of Default

Each of the following is an “Event of Default”:

(1)           the failure to pay (i) any principal of any Note when the same becomes due and payable, whether at maturity, upon acceleration, redemption or otherwise or (ii) any interest on any Note or any other Obligation (other than any Obligation specified in clause (i) above) within three (3) days after the same shall become due and payable;

(2)           any representation or warranty made or deemed made by or on behalf of any Obligor or any Subsidiary in or in connection with the Indenture or any Note Document or any amendment or modification thereof, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with the Indenture, any of the other Notes Documents or any amendment or modification thereof, shall prove to have been incorrect in any material respect when made or deemed made;

(3)           the Obligors (i) shall fail to observe or perform any covenant, condition or agreement contained in Section 4A.03 of the Indenture (with respect to existence), or in any Section of Article 4B (Negative Covenants), (ii) shall fail to observe or perform any covenant, condition or agreement contained in Sections 4A.02 (Notices of Material Events), 4A.08 (Compliance With Laws), 4A.09 (Certain Obligations Respecting Subsidiaries) and such failure described in this clause (ii) shall continue unremedied for a period of ten (10) days after the earlier of  (x) Knowledge by any Obligor or (y) written notice thereof from the Trustee, or (iii) shall fail to observe or perform any other covenant, condition or agreement contained in the Indenture and such failure shall continue unremedied for a period of thirty (30) days after the earlier of (x) Knowledge of any Obligor or (y) written notice thereof from the Trustee;

(4)           the failure to observe or perform any other covenant, condition or agreement contained in this Indenture or any other Note Document, and such failure shall continue unremedied for a period of thirty (30) days after the earlier of (x) Knowledge by any Obligor or (y) written notice thereof from the Trustee;

(5)           the failure to make any payment (whether of principal, interest or otherwise and regardless of amount) in respect of any Material Indebtedness or any Material Rental Obligation, when and as the same shall become due and payable, after giving effect to any grace period with respect thereto;

(6)           any event or condition occurs that results in (i) (A) other than with respect to the First Lien Notes or any other First Lien Secured Debt, any Material Indebtedness of any Obligor or any Subsidiary becoming due prior to its scheduled maturity or that enables or permits (disregarding any notice provisions or grace periods) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause such Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity, or (B) 45 days after the occurrence thereof (so long as the same is then continuing), any “Event of Default” as defined under the First Lien Note Indenture or any other First Lien Secured Debt or (ii) the lease with respect to any Material Rental Obligation of any Obligor or any Subsidiary that enables or permits (with or without the giving of notice, the lapse of time or both) the counterparty to such lease to cause such lease to be terminated prior to its scheduled expiration date and such termination was not initiated by the applicable Obligor or Subsidiary and/or is adverse to such Obligor or such Subsidiary;

(7)           an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of any Obligor or any Material Subsidiary or its debts, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for any Obligor or any Material Subsidiary or for a substantial part of its assets, and in any such case, such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

(8)           any Obligor or any Material Subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (7) above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for any Obligor or any Material Subsidiary or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of the creditors or (vi) take any action for purpose of effecting any of the foregoing;

(9)           any Obligor or any Material Subsidiary shall become unable, admit in writing or fail generally to pay its debts as they become due;

(10)           a final judgment or judgments for the payment of money in excess of $5,000,000 in the aggregate (exclusive of judgment amounts fully covered by insurance where the insurer has not denied liability in respect of such judgment) shall be rendered by one or more courts, administrative tribunals or other bodies having jurisdiction against any Obligor or any Subsidiary and the same shall not be discharged (or provision shall not be made for such discharge), bonded, or a stay of execution  thereof shall not be procured, within sixty (60) days from the date of entry thereof and the relevant Obligor or any Subsidiary shall not, within said period of sixty (60) days, or such longer period during which execution of the same shall have been stayed, appeal therefrom and cause the execution thereof to be stayed;

(11)         an ERISA Event shall have occurred that, in the reasonably opinion of the Required Holders, when taken together with all other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Effect;

(12)         any of the following shall occur: (i) the Liens created hereunder or under the other Security Documents shall at any time (other than by reason of the Collateral Trustee relinquishing such Lien) cease to constitute valid and perfected Liens on Collateral intended to be covered thereby having a fair market value of $500,000 in the aggregate; (ii) except for expiration in accordance with its respective terms, (A) this Indenture, (B) any Note, (C) any Second Lien Security Document or (D) the Note Documents, taken as a whole, shall for whatever reason be terminated, or shall cease to be in full force and effect; or (iii) the enforceability of any Note Document shall be contested by (x) any Person (other than an Obligor, the Trustee or any Requited Holder) in good faith or (y) any Obligor;

(13)         there shall occur any loss, theft, damage or destruction of any Collateral not fully covered by insurance and having a fair market value of $1,500,000 in the aggregate;

(14)         any Guarantor shall assert that its obligations under any Note Document shall be invalid or unenforceable; or

(15)         there shall occur any Material Adverse Effect.

If any Event of Default (other than of a type specified in clauses (7) or (8) above, the Trustee or the Holders of at least 25% in the aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately by notice in writing to the Parent specifying the Event of Default.

Upon the effectiveness of such declaration, such principal and interest shall be due and payable immediately.  Notwithstanding the foregoing, in the case of an Event of Default arising under clauses (7) or (8) above, all outstanding Notes will become due and payable immediately without further action or notice.

The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the Trustee may, on behalf of the Holders of all of the Notes, rescind and annul a declaration of acceleration of the Notes and its consequences, and waive any related existing Default or Event of Default (except a continuing Default or Event of Default in the payment of interest or Additional Amounts, if any, or on the principal of the Notes).

Subject to the provisions of the Indenture relating to the duties of the Trustee thereunder, in the event that an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise  any of the rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Subject to certain restrictions under the Indenture, the Holders of a majority in aggregate principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee.  However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes.

The Indenture will provide that the Issuer is required to furnish to the Trustee and each Holder prompt written notice of the following and will make available to beneficial owners of the notes through reasonable website procedures the occurrence of any Default.

If a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall deliver to Holders or Notes a notice of the Default or Event of Default within 90 days after it occurs.   Except in the case of a Default or Event of Default in payment of principal, premium, if any, interest or Additional Amounts, if any, on any Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of the Notes.

(b)           Authentication and Delivery of New Second Lien Notes; Use of Proceeds

The Notes to be issued under the Indenture may be executed by manual or facsimile signature on behalf of the Issuer by two Officers of the Issuer.

The Trustee will, upon a written order of the Issuer signed by two Officers of the Issuer, authenticate Notes for original issue in aggregate principal amount specified in such Authentication Order.  The Authentication Order shall specify the amount of Notes to be authenticated and the date on which the Notes are to be authenticated.

A Note shall not be valid until authenticated by the manual signature of the Trustee.  Such signature shall be conclusive evidence that the Note has been authenticated under the Indenture.

(c)           Release and Substitution of Property Subject to the Lien of the Indenture

The Notes are secured obligations of the Issuer and the other Obligors.  Subject to the paragraphs below, Collateral may be released from the Lien and security interest created by the Security Documents at any time or from time to time in accordance with the provisions of the Security Documents, the Intercreditor Agreement, or as provided in the Indenture.  Upon the request of the Issuer pursuant to an Officers’ Certificate certifying that all specified conditions precedent have been met, the Issuer and the other Obligors shall be entitled to a release of assets in the Collateral from the Liens securing the Notes, and the Collateral Agent and the Trustee (if the Trustee is not then the Collateral Agent) shall release the same from such Liens at the Issuer’s sole expense, under one or more of the following circumstances:

(i)            in whole, upon (A) payment in full and discharge of all outstanding Secured Debt and all other Secured Obligations (that is, the First Lien Secured Debt Obligations and the Obligations under the Notes and the Note Documents) that are outstanding, due and payable at the time all of the Secured Debt (that is, the First Lien Secured Debt and the Notes, the Note Guarantee of each Guarantor and any Indebtedness (including letters of credit and reimbursement obligations with respect thereto) of the Issuer or any Guarantor that is secured on a subordinated basis to the First Lien Secured Debt Obligations by a Lien that was permitted to be incurred and so secured under each applicable Security Document (the “Second Lien Debt”)) is paid in full and discharged and (B) termination or expiration of all commitments to extend credit under all Secured Debt Documents and the cancellation or termination or cash collateralization in an account maintained by the Collateral Trustee (at the lower of (1) 103% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Secured Debt Documents) of all outstanding letters of credit issued pursuant to any Secured Debt Documents, provided the Issuer has delivered an Officers’ Certificate to the Collateral Trustee certifying that the conditions above have been met and that such release of the Collateral does not violate the terms of the Secured Debt Documents or the Security Documents;

(ii)           as to any Collateral that is sold, transferred or otherwise disposed of by the Issuer or any Guarantor (including indirectly, by way of a sale or other disposition of Capital Stock of that Guarantor) to a Person that is not (either before or after such sale, transfer or disposition) the Issuer or a Guarantor in a transaction or other circumstance that is not prohibited by the terms of any applicable Secured Debt Documents, at the time of such sale, transfer or other disposition or to the extent of the interest sold, transferred or otherwise disposed of, provided, that, other than in connection with an Ordinary Course Activity, the Issuer has delivered an Officers’ Certificate to the Collateral Trustee certifying that any such sale, transfer or other disposition does not violate the terms of the applicable Secured Debt Documents;

(iii)          as to a release of less than all or substantially all of the Collateral, if (A) consent to the release of all Liens securing the First Lien Obligations (or, at any time after the Discharge of First Lien Secured Debt Obligations, consent to the release of all Liens securing the Obligations under the Notes and the Note Documents) on such Collateral has been given by the requisite percentage or number of holders of each Series of First Lien Secured Debt at the time outstanding as provided for in the First Lien Note Documents (or, at any time after the Discharge of First Lien Secured Debt Obligations, the requisite percentage or number of holders of each Series of Second Lien Debt at the time outstanding as provided for in the Note Documents) and (B) the Issuer has delivered an Officers’ Certificate to the Collateral Trustee certifying that any such necessary consents have been obtained and that such release of the Collateral does not violate the terms of the Secured Debt Documents or the Security Documents; and

(iv)         as to a release of all or substantially all of the Collateral, if (A) consent to the release of that Collateral has been given by the requisite percentage or number of holders of each Series of Secured Debt at the time outstanding as provided for in the applicable Secured Debt Documents and (B) the Issuer has delivered an Officers’ Certificate to the Collateral Trustee certifying that any such necessary consents have been obtained and that any such release does not violate the terms of the Secured Debt Documents or the Security Documents.

Upon receipt of such Officers’ Certificate and any necessary or proper instruments releasing such Liens, the Collateral Trustee agrees for the benefit of the Issuer and the Guarantors that the Collateral Trustee will execute (with such acknowledgements and/or notarizations as are required) and deliver such release to the Issuer or Guarantors on or before the later of (i) the date specified in such request for such release and (ii) the twelfth Business Day after the date of receipt of the required items by the Collateral Trustee.

The release of any Collateral from the Liens securing the Notes and the Note Guarantees or the release of, in whole or in part, the Liens securing the Notes and the Note Guarantees created by any of the Second Lien Security Documents will not be deemed to impair the Liens securing the Notes and the Note Guarantees in contravention of the provisions of the Indenture if and to the extent the Collateral or the Liens securing the Notes and the Note Guarantees are released pursuant to the terms of the Indenture, the Intercreditor Agreement and the applicable Second Lien Security Document.  Each of the Holders of the Notes acknowledged that a release of Collateral or Liens securing the Notes and the Note Guarantees strictly in accordance with the terms of the Indenture, the Intercreditor Agreement and the Second Lien Security Documents will not be deemed for any purpose to be an impairment of the Second Lien Security Documents or otherwise contrary to the terms of the Indenture.  In addition, to the extent applicable, the Issuer and the Guarantors shall cause TIA Section 313(b), relating to reports, and TIA § 314(d), relating to the release of property or securities from the Liens securing the Notes and the Note Guarantees or relating to the substitution therefor of any property or securities to be subjected to the Liens securing the Notes and the Note Guarantees, to be complied with.  Any certificate or opinion required by TIA Section 314(d) may be made by an Officer of the Issuer, except in cases where TIA Section 314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert reasonably satisfactory to the Trustee.  Notwithstanding the foregoing, the Issuer shall not be required to comply with all or any portion of TIA Section 314(d) if it determines, in good faith based on advice of counsel, that under the terms of TIA Section 314(d) and/or any interpretation or guidance as to the meaning thereof of the SEC or its staff, including “no action” letters or exemptive orders, all or any portion of TIA Section 314(d) is inapplicable to one or a series of released Collateral.

(d)           Satisfaction and Discharge of the Indenture and Security Documents

The Indenture will terminate upon the payment in full of all the Notes.

(e)           Evidence Required to be Furnished by the Issuer to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Obligors are required to furnish to the Trustee and each Holder and will make available to beneficial owners of the Notes and prospective investors in the Notes through reasonable website procedures, as soon as available and in any event: (i) by the later of – (A) the date that is 120 days after the end of fiscal year ended December 31, 2009, and (B) the date that is 120 days after the Effective Time; and (ii) 120 days after the end of each other fiscal year of the Obligors thereafter: a Compliance Certificate duly executed by a Designated Financial Officer with respect to the annual financial statements and stating whether or not such Officer is aware of any Default or Event of Default.  If such Officer is aware of a Default or Event of Default, the Compliance Certificate must describe the Default or Event of Default, its status and the efforts taken to remedy the same.

9.       Other Obligors

The New Second Lien Notes will be guaranteed by the following Affiliates of the Issuer:  Haights Cross Communications, Inc. and SNEP, LLC each has a mailing address of 10 New King Street, Suite 102, White Plains, NY 10604, Attention: Mark Kurtz, Facsimile: (914) 289-9481.  Triumph Learning, LLC has a mailing address of 136 Madison Avenue, Seventh Floor, New York, NY 10016.  Recorded Book, LLC has a mailing address of 270 Skipjack Road, Prince Frederick, MD 20678.

Contents of application for qualification. This application for qualification comprises:

(a)  Pages numbered 1 to 11, consecutively (including an attached Exhibit Index).

(b) The statement of eligibility and qualification on Form T-1 of Wells Fargo Bank, N.A., the Trustee under the Indenture to be qualified.

(c) The following Exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee:

Exhibit T3A
Certificate of Incorporation of Haights Cross Operating Company, in effect as of the date hereof, incorporated by reference to Exhibit 3.3 of Haights Cross Communications, Inc.’s Registration Statement on Form S-4 filed October 2, 2003.

Exhibit T3B
Bylaws of Haights Cross Operating Company, in effect as of the date hereof, incorporated by reference to Exhibit 3.4 of Haights Cross Communications, Inc.’s Registration Statement on Form S-4 filed October 2, 2003.

Exhibit T3C*	Form of Indenture between the Company and Wells Fargo Bank, N.A.

Exhibit T3D	Not applicable.

Exhibit T3E-1**	Disclosure Statement.

Exhibit T3E-2*	Ballots.

Exhibit T3F*
Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

*	Filed herewith.

**	To be filed by amendment.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Haights Cross Operating Company, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of White Plains and State of New York, on the 4th  day of December 2009.

(Seal)		Haights Cross Operating Company

Attest:	/s/ Johanna Tepperwien	By:	/s/ Mark Kurtz
	Name: Johanna Tepperwien	Name:	Mark Kurtz
		Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit T3A
Certificate of Incorporation of Haights Cross Operating Company, in effect as of the date hereof, incorporated by reference to Exhibit 3.3 of Haights Cross Communications, Inc.’s Registration Statement on Form S-4 filed October 2, 2003.

Exhibit T3B
Bylaws of Haights Cross Operating Company, in effect as of the date hereof, incorporated by reference to Exhibit 3.4 of Haights Cross Communications, Inc.’s Registration Statement on Form S-4 filed October 2, 2003.

Exhibit T3C*	Form of Indenture between the Company and Wells Fargo Bank, N.A.

Exhibit T3D	Not applicable.

Exhibit T3E-1**	Disclosure Statement.

Exhibit T3E-2*	Ballots.

Exhibit T3F*
Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

*	Filed herewith.

**	To be filed by amendment.